LORI M. BROWNE
Executive Vice President & General Counsel

December 18, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Forterra, Inc. Registration Statement on Form S-3 filed on December 13, 2019 (File No. 333-235501)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-235501) filed by Forterra, Inc. on December 13, 2019 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding this delaying amendment, please contact the undersigned at (469) 284-8678 or Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne
Executive Vice President, General Counsel & Corporate Secretary

511 E John Carpenter Freeway, Suite 600, Irving TX 75062
T 469.284.8678 C 214.621.8333 E lori.browne@forterrabp.com                    www.forterrabp.com